LAW OFFICES OF
DAVID J. LEVENSON
7947 Turncrest Drive
Potomac, Maryland 20854

Admitted: MC, DC and VA (Not Admitted: MD)	(301) 299-8092 Fax: (301) 299-8093 levensonfam@msn.com

January 8, 2010

H. Christopher Owings, Assistant Director
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Dragon Jade International Ltd. Amendment No. 3 to Annual Report on Form 20-F File No. 0-53593

Dear Mr. Owings:

On behalf of the registrant, we respectfully submit an amendment to the registrant’s annual report for the fiscal year ended March 31, 2009.  The amendment consists of a facing page, an introductory note and Item 19, including Exhibits 12.1, 12.2, 13.1 and 13.2, and Signatures.

The exhibits are submitted in response to Comment #4 in your letter dated January 6, 2010.  We also are submitting the letter called for by Comment #3 in your letter dated January 6, 2010.  The registrant will address all your comments, including Comment #1, in future filings, but no revision has been made to the title of the financial statements because the registrant believes that the context of the financial statements is clear.

Finally, thank you and your staff for the courtesies and cooperation extended to the registrant and the undersigned here.

Sincerely, David J. Levenson